

Mailstop 3233

June 1, 2016

Via E-mail
Mr. Keith A. Istre
Chief Financial Officer
Lamar Advertising Company
5321 Corporate Boulevard
Baton Rouge, Louisiana 70808

> **Re:     Lamar Advertising Company**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 001-36756**

Dear Mr. Istre:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 23, 2016

Item 2.02 Results of Operations and Financial Condition

1.     For each non-GAAP measure presented in future filings, please provide a statement disclosing the reasons why your management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations.  Please note that each measure should be discussed separately, and that boilerplate disclosure alone, e.g. measure is useful to analysts, is not sufficient.

2.     We note that you have presented several non-GAAP measures that you refer to as pro forma, but it does not appear that these are pro forma measures in accordance with GAAP.  Please rename these measures in future filings to avoid confusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or me at 202-551-3693 with any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Accountant
Office of Real Estate and
Commodities